DTE Energy Company
One Energy Plaza, Detroit, MI 48226-1279

May 4, 2017

VIA ELECTRONIC TRANSMISSION (EDGAR)

William H. Thompson
Accounting Branch Chief
Office of Consumer Products
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	DTE Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 9, 2017
File No. 1-11607

Dear Mr. Thompson:

This will confirm the verbal approval received from Yolanda Guobadia, Staff Accountant, on May 4, 2017, regarding the response of DTE Energy Company (the “Company”) to the comments of the staff of the Securities and Exchange Commission contained in its letter to the Company dated May 3, 2017. The Company requested additional time to submit our response to the letter in order to accommodate response preparation and our review and approval process. The Company will submit its response no later than May 31, 2017.

We appreciate your assistance with this matter. Please direct any questions or concerns you may have in this regard to the undersigned at (313) 235-3510.

Very truly yours,

/s/ Donna M. England
Donna M. England
Chief Accounting Officer